PANAM TERRA, INC.
900 Biscayne Blvd., Suite 3307
Miami, FL 33132
305-610-8000
305-424-9501 (fax)

August 22, 2011
VIA EDGAR
Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	PanAm Terra, Inc.
Registration Statement on Form 10-12G
Filed April 29, 2011
File No. 000-54375

Dear Mr. Dang:

I am writing in response to your letter dated May 27, 2011.  The Staff’s comments are set forth below and indented, each followed by our response.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is June 28, 2011. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response to Comment 1

We have noted the comment.

2.           Please revise to discuss your reasons for filing this Form 10 at this time.

Response to Comment 2

When the Staff has completed its review of our responses to the comments, we will file an amendment to the Form 10 in which we will add to the section titled “Introductory Matters” on page 2 the following:

Form 10 Filing

PanAm Terra, Inc. has been dormant for several years, since the business carried on by this entity failed in 2007.  Recently management has developed a new business plan for PanAm Terra, which will be implemented when adequate funding has been obtained.

We are filing this Registration Statement on Form 10 at this time in order to register with the Securities and Exchange Commission as a reporting company, after which we will seek to develop relationships with market makers that may initiate trading in our common stock.  We believe that our opportunities to obtain funding will increase if we are a reporting company with an actively traded security.  In addition, as noted in the discussion of “Business” that follows, our business plan contemplates that we may offer equity in our company as partial payment in certain of our land purchase transactions.  Our ability to use our equity in this fashion will also be increased if we are a reporting company and the stock is actively traded.

3.	Please update your financial statements to ensure compliance with Rule 8-08 of Regulation S-X.

Response to Comment 3

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will incorporate by reference the financial statements for the period ending June 30, 2011 that will be included in our Quarterly Report on Form 10-Q for the period ended June 30, 2011.

4.
Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Response to Comment 4

Each of the industry reports and studies cited in the Registration Statement are publicly available.  None of them were prepared for PanAm Terra, Inc. or any affiliate of the Company, and we did not compensate the parties the prepared these reports and studies.  Highlighted copies of each study or report cited in the Registration Statement (or substitute studies, which will replace the original supporting citation in the amendment to Form 10) are available at http://www.box.net/shared/hyd72d6tngssx5eh9e89.

5.
Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example purposes only, we note the following statements:

•	“We expect the market for agricultural commodities to be characterized by increasing demand..,” page 3;

•	“Experts predict that urbanization will continue at an accelerated pace. . . ,“ page 4;

•	“Over the next 40 years, 120 million hectares must be cultivated to meet good demand from a growing world population,” page 4;

•	“At the present time, demand growth is already outstripping supply growth by a factor of almost two to one,” page 6;

•	“However, agriculture has shown remarkable resilience with strong supply response to high prices. . . ,“ page 6;

•	“Escalating food prices have made a significant contribution to the civil turbulence recently seen in many countries,” page 6; and

•	“Trade flows and patterns in agricultural products continue to evolve with increased south-south trade in addition to the traditional north-south trade,” page 7.

Response to Comment 5

The supporting material for each citation is included in the materials posted under the hyperlink provided in response to Comment 4.  The specific reference is provided in parentheses below.

•	We expect the market for agricultural commodities to be characterized by increasing demand..,” page 3. (See: discussion of growth in food demand in Citation 14.)

•	“Experts predict that urbanization will continue at an accelerated pace. . . ,“ page 4. (See discussion of urbanization at page 3 of Citation 5.)

•
“Over the next 40 years, 120 million hectares must be cultivated to meet good demand from a growing world population,” page 4.  (This projection was taken from the USDA High Quest Analysis.  We are unable to provide a copy of this document.)

•
“At the present time, demand growth is already outstripping supply growth by a factor of almost two to one,” page 6.  (This ratio was derived by comparing the population growth information in Citation 13 with the production growth information on the first page of Citation 15.)

•	“However, agriculture has shown remarkable resilience with strong supply response to high prices. . . ,“ page 6. (See: page 1 of Citation 15.)

•	“Escalating food prices have made a significant contribution to the civil turbulence recently seen in many countries,” page 6. (See: page 70 of Citation 14.)

•
“Trade flows and patterns in agricultural products continue to evolve with increased south-south trade in addition to the traditional north-south trade,” page 7.  (See: discussion of south-south trade on page 3 of Citation 15.)

Reverse Stock Split, page 2

6.
We note your reference to your recent 1-for-l00 reverse stock split which will result in an increase of the number of authorized shares of your common stock available for issuance. Please revise to discuss the purpose of the reverse stock split.

Response to Comment 6

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will modify the disclosure on page 2 regarding the reverse stock split thus:

Reverse Stock Split

The common stock of PanAm Terra, Inc. was subjected to a 1-for-100 reverse stock split on April 15, 2011.  The purpose of the reverse stock split was to reduce the number of outstanding shares of our common stock in order to increase the price at which our shares will be quoted if a market for the shares develops, as we believe that a higher priced security may be more attractive to potential investors.  All references in the Registration Statement to a quantity of shares of the common stock have been adjusted to retroactively reflect the effect of the reverse split.

Business, page 3

7.
We note your disclosure that you were organized to acquire, lease and control farmland. Please revise to disclose when you were organized and incorporated. Also, here and in your business plan disclosure starting on page 10, please clarify whether you have identified any parcels for acquisition and briefly disclose your current operational status.

Response to Comment 7

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will modify the introductory paragraph of the “Business” section thus:

PanAm Terra, Inc. (the “Company”) was organized as a Nevada corporation in 2001 under the name “Bellweather Corporation.”  It subsequently changed its name to “Ascentia Biomedical Corporation” and undertook to engage in biomedical research and development activities.  In 2006 the Company acquired a secure cable infrastructure system installations business and changed its name to “Duncan Technology Group.”  The Company terminated operations in 2007 and was dormant until 2010, when current management began to develop the business plan described in this Registration Statement.  To reflect that business plan, the name of the Company was changed to “PanAm Terra, Inc.” in April 2011.

 Our current business plan contemplates that we will function as ~~PanAm Terra, Inc. (the “Company”) is~~ a real estate company by acquiring, leasing and controlling ~~organized to acquire, lease and control~~ approximately 20,000 hectares of farmland in Latin America, with an initial focus primarily in Argentina and Brazil and secondarily in Uruguay and Paraguay.  The acquired farmland is anticipated to be utilized for permanent crops that can be readily transported to countries that cannot produce sufficient staples at a competitive cost, such as China, Korea and the countries of Eastern Europe. Our initial plans are (i) to acquire existing farmland from farmers as real estate investments and (ii) in certain cases, to lease back the land to the selling farmer and provide him with financing for the production and distribution of crops.  However, at a later stage the Company may acquire undeveloped arable land for cultivation, particularly if it is adjacent to, or near, already owned land.  To date, however, the Company has acquired no farmland nor identified any specific parcel of land that it will acquire, as we will need to secure adequate funding before we can commence our acquisition program.  Currently, the Company’s operations consist of developing the relationships in Latin America that will be necessary for our business and developing relationships with potential funding sources.

In addition, at the beginning of the section titled “Our Business Plan” on page 10, we will add the following disclosure:

The Company is currently engaged in investigating opportunities for land acquisition in Latin America, developing business relationships there, and carrying on discussions with potential sources of funding.  We have no revenue-producing operations.  Nor have we acquired any farmland nor identified any specific parcel of farmland that we intend to acquire.

Arable Farmland and Future Crop Production Needs, page 4

8.
We note your statement on page 6 that food demand is by its very nature price inelastic. Please explain the concept of price inelasticity so that an individual who is not familiar with the agriculture industry can understand what you mean.

Response to Comment 8

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will modify the referenced sentence on page 6 thus:

Food demand is by its very nature price inelastic - i.e. the quantity of food purchased does not diminish as food prices increase nor increase as food prices fall, at least not to the same extent that the quantity of more discretionary purchases, such as clothing and housing, are affected by changes in market price.

Our Business Plan, page 10

9.           We note your reference to “publicly listed stock” on page 11. Please revise to clarify that your you are seeking to have your securities quoted on the OTCBB and not publicly listed for trading on a national exchange and that there is no assurance that you will be successful in acquiring such quotation.

Response to Comment 9

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will modify the first and second paragraphs in the section titled “Land Acquisition Strategy” on page 11 thus:

Company management will develop a network of brokers and agents to identify farmland in key markets of Argentina, Brazil, Uruguay, and Paraguay. After locating a property, the Company will perform extensive due diligence, involving technical, economic, and environmental analyses.  When the Company decides to bid for a property, it will initially determine with the landowner whether to complete a sale that removes the landowner from the land or structure a sale and lease-back which results in the prior landowner continuing to work the land and share in the proceeds from sale of the crops.  Each of the acquisitions will necessarily be negotiated individually.  However, if we are successful in having our common stock quoted by market makers on an interdealer electronic quotation system, the Company ~~expects that~~ will seek to include in the purchase price in each acquisition ~~will involve~~ a combination of cash, seller-financing, and an equity position in PanAm Terra.  This will provide some capital for the farmers and owners in U.S. dollars out of the country of origin. This flight capital may constitute a part of any estate or survival plan for a Latin American family.

We intend to acquire properties in regions that have sufficient infrastructure to get products to market. To the extent that the Company is successful in its plan to use ~~using~~ its ~~publicly listed~~ common stock and seller financing to reduce the Company’s cash commitment, the Company will maximize the return on its investments of cash ~~on cash returns~~ and will also align the interests of the sellers with that of the Company.  The use of stock provides a potential larger upside to the sellers and a way to get their capital out of their country, a common goal for family owned businesses in the region.  We are focused on farmland suitable for producing permanent crops, such as soybeans, corn, grains, with an emphasis on soybeans because that is the primary feedstock for the production of pork, the fastest growing protein consumed in Asia. The Company will not be involved in the production of protein or livestock; rather, the Company will focus on growing feed for the animals.

10.           Please explain what you mean by “cash-on-cash” returns.

Response to Comment 10

Please note the text proposed in response to Comment 9, in which we have replaced the term “cash-on-cash” with a more common term.

11.
We note your statement on page 12 that none of the Mercosur countries currently imposes significant limits on foreign investment in land. This appears inconsistent with your disclosure on page 9 regarding the limitations on foreign investment in Argentina. Please reconcile your disclosure here and throughout your registration statement.

Response to Comment 11

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will modify the first sentence in the section on page 12 titled “Government Regulation” thus:

None of the Mercosur countries ~~currently~~ imposes ~~significant~~ regulatory limits on foreign investment in land that would prevent us from fully implementing our business plan.

Risk Factors, page 13

12.
We note your disclosure on page 19 that your auditors have issued a going concern opinion. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section.

Response to Comment 12

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will add the following text as the first Risk Factor:

Our auditor has indicated that there is a substantial doubt as to whether we will be able to continue as a going concern.

In its report on our financial statements for the years ended December 31, 2010 and 2009, our independent registered public accounting firm has stated that the fact that the Company has not generated any revenues and does not have positive cash flow from operations raises substantial doubt as to our ability to continue as a going concern.  A “going concern” opinion is an indication that the auditor’s review of the company’s resources and business activities raised doubt as to whether the company will be able to realize its assets and discharge its liabilities in the ordinary course of business.  The risk of investing in a company whose financial statements carry a going concern opinion is that you are likely to lose all of your investment if the company fails to continue as a going concern.  In the case of PanAm Terra, the fact that we have minimal assets and no source of revenue means that we will continue as a going concern only if we are able to obtain the funds necessary to implement our business plan and are successful in that implementation.  If we are not able to convert our business into a going concern, investors in the Company will lose their investment.

13.
We note that Alexandre Clug and your management team beneficially own 48.8% and 55.7%, respectively, of your common shares outstanding. Please add a risk factor to discuss the significant control over your operations and the fact that they may not need shareholder approval on corporate matters due to such ownership.

Response to Comment 13

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will add the following text as a Risk Factor:

Management personnel own a majority of the outstanding common stock, which enables them to exercise complete control over all corporate matters.

Alexandre Clug, our Chief Executive Officer, has voting control over 48.8% of our outstanding common stock.  Mr. Clug and the other officers and directors of the Company, collectively control 55.7% of the voting power in the Company.  As a result, the current management can exercise control over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Because Nevada law permits shareholders to act by written consent in lieu of holding a meeting of shareholders, the affairs of the Company may be carried on without need for any meeting of the shareholders.  This situation may prevent the minority shareholders from participating in any way in the management of the Company.  In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with the best interest of the Company or the interests of other stockholders.

14.
We note your disclosure on page 24 that you intend to apply for a listing on the OTC-BB soon after the effective date of this registration statement. Please add a risk factor describing how you may fail to qualify for a listing on the OTC-BB and that you may have difficulty in finding a market maker.

Response to Comment 14

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will add the following text as a Risk Factor:

The Company may fail to secure a listing for its common stock or, even if it obtains a listing, trading in the common stock may be inadequate to provide liquidity for our shareholders.

We plan in the near future to request that a market maker apply to list our common stock on an interdealer electronic quotation system, such as the OTCBB or the OTCQB.  Many market makers refuse to be involved in such applications, as the process of applying for a listing consumes the time and effort of their personnel, and often provides little or no reward to the market maker.  If we are unable to persuade a market maker to sponsor our common stock on an interdealer electronic quotation system, we will not obtain a listing, and our common stock will remain illiquid.  The application process itself is likely to take several months, and will not necessarily result in a listing, as FINRA, which must authorize the listing, has discretion to refuse a listing to a security for many possible reasons pertaining to the likely character of the trading market that could develop in the security.  Finally, even if and when our common stock does become listed, the small number of holders of our common stock means that for some indefinite period of time the trading volume in our common stock will be very low.  For all of these reasons, for some period of the future, our shareholders may find it difficult or impossible to sell their shares when they wish and for prices they consider reasonable.

15.
We note your disclosure on page 19 that your business plan will require an additional $3 million in capital and that you plan to obtain that capital by issuing equity securities, either capital stock or convertible debt. Given your short-term capital needs, please add a risk factor which describes the effects of potential dilution on current stockholders.

Response to Comment 15

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will add the following text as a Risk Factor:

We may be required to raise additional financing by issuing new securities with terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock.

We will require at least $3 million in financing to fund the initial implementation of our business plan. We may not be able to obtain financing on favorable terms, if at all. If we raise funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and the voting power of shares of our common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

16.
We note your disclosure on page F-6 regarding your share exchange agreement with Fortress Technology Systems, Inc. in which you agreed to issue 2,545,310 common shares. We also note that none of the shares has yet been issued by the company. To the extent that the continued non-fulfillment of this outstanding obligation represents a material risk to your business, please add a risk factor as needed.

Response to Comment 16

During May 2011, the Company issued the shares due to the shareholders of Fortress Technology Systems.

17.
To the extent that you believe your business may be vulnerable to climate related events, please revise your disclosure to describe these risks See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response to Comment 17
When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will modify the “Business” section by transferring the sixth and seventh paragraphs of the subsection headed “Arable Farmland and Future Crop Production Needs” to a new subsection with expanded disclosure, thus:

The Potential Effects of Global Warming and Climate Change

 Agriculture is vulnerable to the effects of climate change.  Higher temperatures reduce yields of desirable crops while encouraging weed and pest proliferation.  Changes in precipitation patterns increase the likelihood of crop failures and production declines. Extreme weather events caused by climate change are already having a noticeable effect on food production.   As for the future, while they may disagree on detail, the various climate forecasting models are unanimous with respect to global warming’s increasingly negative impact on global food production.  In early 2009, the United Nations summed up the potential combined effects as follows:

        “Land degradation and conversion of cropland for non-food production including biofuels, cotton and others are major threats that could reduce the available cropland by 8–20% by 2050. Species infestations of pathogens, weeds and insects, combined with water scarcity from overuse and the melting of the Himalayan glaciers, soil erosion and depletion as well as climate change may reduce current yields by at least an additional 5–25% by 2050.”

This represents a total potential drop in food crop production of 45% by 2050. While this is happening, global population is forecast to grow as high as 50% over today’s levels by 2050. When combined with increases in global GDP, this could result in a doubling of global food demand during that period.  A future of such fundamentally discordant market conditions is hard to comprehend, especially when considered in the context of an already overstretched food supply. At the present time, demand growth is already outstripping supply growth by a factor of almost two to one.  All of these factors indicate that, absent a dramatic reversal of current global warming patterns,  a severe supply-demand imbalance in the market for farmland is likely, resulting in a significant increase in the value of good arable farmlands.

18.
Please describe the company’s plan of operations for the next twelve months as required by item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Response to Comment 18

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will add the following subsection to the portion of the “Business” section headed “Our Business Plan:”

The First Year Program

Our Chief Executive Officer began to develop the business plan for PanAm Terra in 2010.  Currently the Company is still in the investigative stage.  Members of management are making frequent trips to Latin America, primarily to develop a relationship with a farmland management team that will be responsible for the Company’s on-site operations management.  During the remainder of 2011, we plan to carry on the following activities simultaneously:

•	Complete registration of our common stock with the Securities and Exchange Commission, followed by application for a listing on an interdealer electronic quotation system.
•	Develop sources for our initial financing of at least $3 million.
•	Develop and contract with a farmland management team in Latin America, including land managers, surveyors, lawyers, commodity dealers, and specialists in export logistics.
•	Investigate potential land acquisitions.

           Our plan is to finalize relationships with our funding sources early in 2012, by which time we anticipate that our common stock will be quoted for public trading.  As we become confident that the necessary funds are raised, we will engage the portions of our farmland management team that can assist us in choosing among the land acquisition opportunities that we have discovered.  We will attempt to schedule the acquisition of our first land parcels promptly after we obtain our initial financing.  Our expectation, therefore, is that we will commence actual farming operations in Latin America in the summer of 2012.  This schedule depends entirely, however, on our success in achieving the milestones listed above.  Any delay in achieving our listing, obtaining financing, or identifying appropriate acquisitions will delay the initiation of our farming operations.

We will also add the following text as the third paragraph of the “Financial Information” section:

As discussed above in “Business:  Our Business Plan:  The First Year Program,” our operations for the next twelve months consist of investigating opportunities in Latin America, obtaining a listing for our common stock, and obtaining the financing necessary to implement our business plan.  We have estimated that these activities will cause us to incur approximately $16,670 in expenses per month until we close on the start-up financing and commence farming operations.  Of that sum, however, $12,250 is payable to members of our management or their affiliates for salaries and expense reimbursement.  Until adequate funds are available, those amounts will be accrued.  Therefore, our monthly cash requirement prior to funding - i.e. for approximately the next twelve months - is only $4,420.  We expect to fund those expenses by obtaining loans or other investment from business associates of our management.

Directors and Executive Officers, page 20

19.	Please specify which specific experience, qualifications, attributes and skil1s led to the conclusion that each of your directors should serve as your director. See Item 401(e) of Regulation S-K.

Response to Comment 19

The initial sentence in the biographies of each of our directors specifies the experience, qualifications, attributes and skills that led to the conclusion that he should serve as a director.

Item 6.  Executive Compensation, page 22

20.
We note that you issued 751,117 shares in March 2010 in satisfaction of your $60,000 due to related party outstanding as of December 31, 2010. Elsewhere, you note that such shares were issued on March 28, 2011. Please revise or advise.

Response to Comment 20

The date in the footnote to the executive compensation section on page 22 is erroneous.  It should state “March 2011.”  We will correct the error in the next amendment.

Market Price of and Dividends of the Registrant’s Common Equity and Related Stockholder Matters, page 24

21.
Please indicate the amount of your common equity which could be sold pursuant to Rule 144 or that you have agreed to register under the Securities Act for sale by security holders. See Item 201(a)(2)(ii) of Regulation S-K.

Response to Comment 21

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will modify the subsection on page 24 titled “(a) Market for the Common Stock” thus:

(a)	Market for the Common Stock; Shares Available for Sale Under Rule 144; Registration Rights

There is no market for the Company’s common stock, nor has there been any price quoted publicly for the common stock within the past three years.  Soon after the effective date of this registration statement, Management intends to apply for a listing on the OTC Bulletin Board.

 Under Rule 144, an affiliate stockholder who has owned the shares for at least six months may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock.  Non-affiliate stockholders are not subject to volume limitations.  Sales under Rule 144 may have an adverse effect on the market price of the security.  At the present time, the Company’s common stock is not eligible for sale under Rule 144, nor will it become eligible until April 29, 2012, at which time all of the shares that are currently outstanding will have satisfied the requisite holding period.

The Company has not granted registration rights to any shareholder nor to the holder of any derivative security.

22.	Please disclose the date used to measure the number of record holders you have disclosed.

Response to Comment 22

In the next amendment to the Form 10, we will specify a specific date on which we determined the number of record holders.

Recent Sales of Unregistered Securities, page 25

23.
For each listed unregistered sale, please revise this section to name the persons or identify the class of persons to whom your securities were sold. See Item 701(b) of Regulation S-K.  Also, please provide additional factual details that served as your basis for relying on Section 4(2) of the Securities Act of 1933.

Response to Comment 23

When the Staff has completed its review of our responses to its comments, we will file an amendment to the Form 10, in which we will modify “Item 10:  Recent Sales of Unregistered Securities” thus:

Within the past three years, the Company issued securities without registration as follows:

On September 6, 2010 the Company issued ~~a total of 2,000~~1,000 shares of common stock to each of Julian McRoberts and Heritage Transfer Agency ~~two creditors~~ in settlement of a total of $19,344 in debts.  The sales were made without registration pursuant to Section 4(2) of the Securities Act, since the investors were sophisticated (Ms. McRoberts has extensive experience in the penny stock market and Heritage Transfer Agency is a registered securities transfer agent) , were taking the shares for investment (as there was no available market for resale of the shares), and had access to information about the Company (as the spouse of Ms. McRoberts had previously been a director of the Company and Heritage Transfer Agency was privy to the Company’s transfer records).  There was no underwriter.

On January 14, 2011, the Company sold 705,205 ~~1,286,638~~ shares of common stock to James H. Dixon, 183,805 shares to John Coogan, and 306,342 shares to Raul Echeverria, all ~~three investors~~ for a total of $70,000 in cash. The sales were made without registration pursuant to Section 4(2) of the Securities Act, since the investors were sophisticated (as each had extensive experience investing in penny stocks), were taking the shares for investment (as there was no available market for resale of the shares), and had been provided access to all available financial and business information about the Company.  There was no underwriter.

On March 10 and 15, 2011 the Company sold two On Demand Convertible Notes to Pacific Trade Ltd.   The Notes were issued in settlement of a loan and other debts in the aggregate amount of $53,000.  The sale was made without registration pursuant to Section 4(2) of the Securities Act, since the investor was a  sophisticated investment fund that was taking the shares for investment (there being no available market for resale of the shares), and had been provided access to all available financial and business   information about the Company.  There was no underwriter.

On March 28, 2011 the Company sold 751,117 shares of its common stock to its Chief Executive Officer.  The shares were issued in settlement of an obligation of $60,000.  The sale was made without registration pursuant to Section 4(2) of the Securities Act, since the investor was sophisticated, was taking the shares for investment, and had access to information about the Company.  There was no underwriter.

Item 15, Financial Statements and Exhibits

Financial Statements of PanAm Terra, Inc.

Consolidated Balance Sheets, page F-2

24.
Please tell us why you have included a balance within Stockholders’ Deficit for common stock that is issuable. Explain to us and disclose the terms of this arrangement. Tell us why these shares have not been issued and when you expect to issue them. Please also tell us the accounting literature relied upon by management to determine the appropriate accounting treatment for this outstanding obligation.

Response to Comment 24

“Common stock issuable” reflects 2,545,310 shares issued to the shareholders of Fortress Technology Systems, Inc. (“Fortress”) in exchange for 100% of the common shares of Fortress pursuant to a “reverse merger” transaction dated November 3, 2006. A few months after this transaction, economic conditions deteriorated and the Company was operationally inactive with significant accumulated losses. The Company’s management disbanded and certificates for the shares were not issued at that time. The shareholders of Fortress were aware of the Company’s poor economic condition and cessation of operations and did not request that the shares be issued to them. The shares were classified as “common stock issuable” on our balance sheet because the certificates had not been issued as of the balance sheet date.  The Company issued certificates for the shares to the shareholders of Fortress on May 18, 2011.

As the obligation to issue certificates represented a contract that required settlement in shares, we classified the arrangement as an equity instrument pursuant to ASC 815-40-25-1.  No accounting literature exists that specifically mandates the treatment of common stock required to be issued but unissued as of the balance sheet date. However, precedent does exist for the presentation of unissued shares in the Statement of Stockholders’ Deficit under the category “Common Stock Issuable.” We are aware of numerous instances in which registrants reflected unissued shares in similar fashion in both 10-K and 10-Q filings.

It is important to note that the shares were not issued for services and their issuance does not affect the Statement of Operations. This is not a situation in which it could be argued that accrued expenses exist and a liability should be recorded until the physical issuance of the shares. The shares in question are related only to a purely equity transaction.

Consolidated Statement of Shareholders’ Deficit, page F-4

25.
You disclose elsewhere that you have issued a total of 2,000 shares to two creditors to settle debts, however such shares are not noted as issued within your statement of shareholders’ equity. Please advise.

Response to Comment 25

Note 9 to the financial statements discloses that on September 6, 2010, the Company agreed to issue 2,000 shares of common stock to settle debts amounting to $19,344.  Accordingly, the Company recorded the transaction on said date. Due to administrative delays, however, the Company was not able to issue certificates for the shares until May 18, 2011. For the reasons set forth in response to Comment 24, the shares are classified “common stock issuable” in the Statement of Shareholders’ deficit as of December 31, 2010.

Notes to Consolidated Financial Statements, page F-6

Note 9 - Common Stock Activity and Reverse Stock Split, page F-12

26.
In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued in 2010 and 2011. Please provide the following information separately for each equity issuance:

•           The date of the transaction and number of shares issued;

•
Management’s fair market value per share estimate and how the estimate was derived (e.g.. third-party specialist retained to assist in valuation), including how you addressed the fair value considerations detailed within FASB Accounting Standards Codification (“ASC”) Topic 820-10;

•           Whether each recipient was a related party;

•           Nature and terms of concurrent or related transactions, if any;

•           The amount of any compensation or other expense element; and

•	Narrative description of the factors contributing to any significant changes in the fair value of the underlying stock.

Response to Comment 26

September 6, 2010 – 2,000 shares to be issued to settle $19,344 of debt. The certificates were issued on May 18, 2011. The recipients of the stock were not related parties. There were no concurrent or related transactions. There was no compensation or other expense element. The liability of $19,344 was satisfied in full and common stock and additional paid-in capital were credited in the aggregate for the $19,344 of satisfied debt. At the time of the September 6, 2010 agreement, there was no public market for the Company’s common stock and no valuations were available. The Company had not entered into any equity based transactions since November 3, 2006. Accordingly, the Company recorded the transaction in accordance with FASB ASC Topic 718 which requires that an entity record the value of a stock based transaction with a nonemployee based on the more reliably measureable fair value of either the goods or service received or the equity instrument issued. The Company believes that since there was no reliable measurement of the value of the stock issued it complied with the mandated accounting standards by recording the transaction based on the value of the debt that was satisfied.

January 14, 2011 – 1,286,638 shares to be issued pursuant to a private stock offering in exchange for $70,000. The $70,000 of proceeds was received in the first quarter of 2011, which is the quarter in which the equity transaction was recorded, notwithstanding the fact that certificates for the shares were issued in the second quarter, on May 18, 2011. The recipients of the stock were not related parties. This was strictly a “plain vanilla” stock offering, in that no options, warrants, or any other embedded features were included with the common stock. Subsequent to this offering, the Company has not conducted any private stock offerings and has not issued any stock in exchange for cash consideration. There was no compensation or other expense element to this transaction.

March 28, 2011 – 751,117 shares to be issued to an entity wholly-owned by the Company’s CEO to settle $60,000 of debt owed to said entity. The certificate for the stock was issued on May 18, 2011. There were no concurrent or related equity transactions with any other related party. There was no compensation or other expense element. The liability of $60,000 was satisfied in full and common stock and additional paid-in capital were credited in the aggregate for the $60,000 of satisfied debt. The average price per share in this transaction is $0.0799 per share. The Company’s CEO utilized a stock price that is significantly higher than the $0.0544 average per share price of the January 14, 2011 private stock offering in order to avoid the appearance of preferential treatment to a related party.

Note 10 - Subsequent Events, page F-l3

27.
We note the holders of both of your “On Demand Convertible Note” may convert the principal amounts and related accrued interest for a set amount of common shares. Please tell us how you have accounted for the convertible notes issued in March 2011 and the accounting literature relied upon.

Response to Comment 27

Re:  March 10, 2011 $25,000 “On Demand Convertible Note.”  The holder of the note is not a related party. The holder is entitled to convert the $25,000 note to 1,935,284 shares of common stock, equivalent to $0.0129 per share. Pursuant to ASC 470-50-40-10b, this new debt instrument is considered to be substantially different from the old note because its modification added a substantive conversion option in that exercise of the conversion option is considered to be at least reasonably possible pursuant to the guidelines of ASC 470-20-40-7. Accordingly, because substantially different terms exist, the old debt instrument is considered to be extinguished and the new debt instrument is recorded at fair value on the balance sheet. A loss on extinguishment of debt has been recorded. The new note value was determined by multiplying the number of convertible shares by the per share value of the common stock on March 10, 2011. There is no trading market for the Company’s stock and the Company has not been able to identify other companies with a similar business model within the same industry, accordingly, the Company utilized $0.0544 per share as the fair value per share of the common stock for the valuation of the new debt. The $0.0544 price used is the per share cash price obtained by the Company in its only equity offering for cash. The new recorded value of the note is $105,279. The carrying amount of the old note, including accrued interest, totaled $25,541. Accordingly, the recorded debt extinguishment loss is $79,738.

Re:  March 15, 2011 $28,000 “On Demand Convertible Note.”  The holder of the note is not a related party. The holder is entitled to convert the $28,000 note to 473,204 shares of common stock, equivalent to $0.0592 per share. The Company believes that this debt instrument also qualifies as “substantially different” pursuant to ASC 470-50 and, accordingly, debt extinguishment accounting is appropriate. The Company utilized a per share price valuation of $0.0544 which is the per share cash price obtained by the Company in its only equity offering for cash. However, because the value of the convertible shares is less than the face value of the new note, the Company believes that the face amount of the new note is an appropriate valuation. The new recorded value of the note is determined to be $28,000 because the Company believes it approximates the present value of the note. The Company deems that the interest rate is representative of the rate the Company would have to pay for similarly termed instruments from third parties. Accordingly, the Company has recorded a gain on extinguishment of debt of $156.

28.	Regarding your $25,000 and $28,000 convertible notes, we note a significant difference in the conversion rate. Please tell us:

•	Whether either of the holders is considered a related party; and

•
How you accounted for the exchange of the note payable on March 10, 2011 and the exchange of the vendor invoice payable on March 15, 2011 into these convertible notes. Tell us the accounting literature you relied upon to determine the appropriate accounting treatment for each exchange. Discuss the fair value of each of the notes in your response.

Response to Comment 28

See response to Comment 27.

Exhibits

29.
We note your disclosure on page F-6 with regard to your share exchange agreement with Fortress Technology Systems, Inc. Please file this agreement pursuant to Item 601(b)(l0) of Regulation S-K or explain why such agreement is not material.

Response to Comment 29

We do not believe that this is a material agreement.  The transaction contemplated by the agreement was completed in 2006.  The assets acquired under the agreement were liquidated in 2007.  There was no continuing obligation under any party pursuant to the agreement, except that the Company failed to issue certificates for the shares issued in payment for the acquisition until 2011.  Accordingly, there agreement has not continuing relevance to the Company’s business, and thus is not material.

Sincerely,

/s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer

Acknowledgement

PanAm Terra, Inc. hereby acknowledges that:

•	PanAm Terra, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PanAm Terra, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PanAm Terra, Inc.

By: /s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer